UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

M.D.C. Holdings, Inc.

(Name of Subject Company) (Issuer) and Filing Person (Offeror)

Options to Purchase common stock, Par Value $0.01 Per Share

(Title of class of securities)

Not Applicable*

(CUSIP number of class of securities)

Joseph H. Fretz, Esq.

Secretary and Corporate Counsel

M.D.C. Holdings, Inc.

4350 South Monaco Street, Suite 500

Denver, Colorado 80237

(303) 773-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copy To:

Garth B. Jensen, Esq.

Holme Roberts & Owen LLP

1700 Lincoln, Suite 4100

Denver, Colorado 80203

(303) 861-7000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$10,782,000	$432.30

1. Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,543,000 shares of common stock of M.D.C. Holdings, Inc. having an aggregate value of $10,782,000 as of March 24, 2008, will be tendered pursuant to this offer.

The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee equals $39.30 per $1 million of the transaction value and is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended and fee rate advisory no. 6 for fiscal year 2008.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$432.30
Form or Registration No.	Schedule TO
Filing Party:	M.D.C. Holdings Inc.
Dated Filed:	March 26, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

*	There is no trading market or CUSIP Number for the options. The CUSIP Number for the common stock underlying the options is 552676108.

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 26, 2008 (the “Schedule TO”) by M.D.C. holdings Inc., a Delaware corporation (the “Company”). The Schedule TO relates to an offer (the “Offer”) by the Company to its employees, including employees of subsidiaries of the Company but excluding executive officers, to reprice on the terms and conditions set forth in the Offering Memorandum attached as Exhibit 99.1 to the Schedule TO certain options to purchase shares of the Company’s common stock that are outstanding under the Company’s 2001 Equity Incentive Plan.

As previously disclosed in the Schedule TO, after the results of the vote on the proposal to the Company’s shareowners have been tallied at the Company’s 2008 Annual Meeting of Shareowners, the Company will communicate promptly with option-holders to disclose whether the proposal authorizing the Offer was approved. This Amendment is being filed solely for the purpose of filing Exhibit 99.8, “Form of Email Communication to Employees.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

M.D.C. HOLDINGS, INC.

/s/ Paris G. Reece III
Paris G. Reece III
Executive Vice President and Chief Financial Officer

Date: April 29, 2008

INDEX TO EXHIBITS

Exhibit Number	Description
99.8	Form of Email Communication to Employees